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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)*
Lighting Science Group Corporation
(Name of Issuer)
Common Stock, par value $.001 per share
Series B Preferred Stock, par value $.001 per share
Series C Preferred Stock, par value $.001 per share
(Title of Class of Securities)
53224G103
(CUSIP Number)
Govi Rao
LED Holdings, LLC
11390 Sunrise Gold Circle #800
Rancho Cordova, CA 95742
(610) 745-9590
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
January 7, 2009
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.     ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	53224G103

1	NAMES OF REPORTING PERSONS LED Holdings, LLC 26-0299414

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2 (e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		20,666,856 (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		20,666,856 (1)

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,666,856 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

65.4% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) Includes 18,012,067 shares of common stock and 2,654,789 shares of common stock issuable upon conversion of Series B Preferred Stock.
(2) Based on 28,926,824 shares of common stock outstanding as of November 14, 2008.

CUSIP No.	53224G103

1	NAMES OF REPORTING PERSONS PP IV (AIV) LED, LLC 26-0240524

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2 (e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		20,666,856 (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

20,666,856 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,666,856 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

65.4% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) Includes 18,012,067 shares of common stock and 2,654,789 shares of common stock issuable upon conversion of Series B Preferred Stock.
(2) Based on 28,926,824 shares of common stock outstanding as of November 14, 2008.

CUSIP No.	53224G103

1	NAMES OF REPORTING PERSONS PP IV LED, LLC 26-0196366

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2 (e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		20,666,856 (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

20,666,856 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,666,856 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

65.4% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) Includes 18,012,067 shares of common stock and 2,654,789 shares of common stock issuable upon conversion of Series B Preferred Stock.
(2) Based on 28,926,824 shares of common stock outstanding as of November 14, 2008.

CUSIP No.	53224G103

1	NAMES OF REPORTING PERSONS PEGASUS PARTNERS IV, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2 (e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		4,718,935 (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		20,666,856 (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,718,935 (1)

WITH	10	SHARED DISPOSITIVE POWER

20,666,856 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

25,385,791 (1)(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

69.9%(3)(4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) Includes 942,857 shares of common stock issuable upon exercise of a warrant issued to Pegasus Partners IV, L.P. on July 25, 2008 and 3,776,078 shares of common stock issuable upon the exercise of warrants acquired by Pegasus Partners IV, L.P. and reported herein. The warrants acquired as reported herein become exercisable on any voluntary or involuntary liquidation, dissolution or winding-up of the Issuer, a Change of Control of the Issuer (as defined in the warrants) or the redemption, repurchase or other acquisition of all of the shares of the Issuer’s Series C Preferred Stock by the Issuer, but in no event before 75 days after the date of issuance of the warrant (the “Issuance Date”).
(2) Includes 18,012,067 shares of common stock and 2,654,789 shares of common stock issuable upon conversion of Series B Preferred Stock.
(3) Based on 28,926,824 shares of common stock outstanding as of November 14, 2008.
(4) In addition, 90 days after the Issuance Date, Pegasus Partners IV, L.P. will have the option to vote 251,739 shares of Series C Preferred Stock and shall be entitled to 15 votes per share of Series C Preferred Stock. The holders of Series C Preferred Stock have voting rights and powers equal to the voting rights and powers of the common stock (except as otherwise expressly provided in the Certificate of Designation of Series C Preferred Stock or as required by law), voting together with the common stock as a single class.

CUSIP No.	53224G103

1	NAMES OF REPORTING PERSONS PEGASUS INVESTORS IV, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2 (e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		4,718,935 (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		20,666,856 (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,718,935 (1)

WITH	10	SHARED DISPOSITIVE POWER

20,666,856 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

25,385,791 (1)(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

69.9% (3)(4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) Includes 942,857 shares of common stock issuable upon exercise of a warrant issued to Pegasus Partners IV, L.P. on July 25, 2008 and 3,776,078 shares of common stock issuable upon the exercise of warrants acquired by Pegasus Partners IV, L.P. and reported herein. The warrants acquired as reported herein become exercisable on any voluntary or involuntary liquidation, dissolution or winding-up of the Issuer, a Change of Control of the Issuer (as defined in the warrants) or the redemption, repurchase or other acquisition of all of the shares of the Issuer’s Series C Preferred Stock by the Issuer, but in no event before 75 days after the Issuance Date.
(2) Includes 18,012,067 shares of common stock and 2,654,789 shares of common stock issuable upon conversion of Series B Preferred Stock.
(3) Based on 28,926,824 shares of common stock outstanding as of November 14, 2008.
(4) In addition, 90 days after the Issuance Date, Pegasus Partners IV, L.P. will have the option to vote 251,739 shares of Series C Preferred Stock and shall be entitled to 15 votes per share of Series C Preferred Stock. The holders of Series C Preferred Stock have voting rights and powers equal to the voting rights and powers of the common stock (except as otherwise expressly provided in the Certificate of Designation of Series C Preferred Stock or as required by law), voting together with the common stock as a single class.

CUSIP No.	53224G103

1	NAMES OF REPORTING PERSONS PEGASUS INVESTORS IV GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		4,718,935 (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		20,666,856 (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,718,935 (1)

WITH	10	SHARED DISPOSITIVE POWER

20,666,856 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

25,385,791 (1)(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

69.9%(3)(4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) Includes 942,857 shares of common stock issuable upon exercise of a warrant issued to Pegasus Partners IV, L.P. on July 25, 2008 and 3,776,078 shares of common stock issuable upon the exercise of warrants acquired by Pegasus Partners IV, L.P. and reported herein. The warrants acquired as reported herein become exercisable on any voluntary or involuntary liquidation, dissolution or winding-up of the Issuer, a Change of Control of the Issuer (as defined in the warrants) or the redemption, repurchase or other acquisition of all of the shares of the Issuer’s Series C Preferred Stock by the Issuer, but in no event before 75 days after the Issuance Date.
(2) Includes 18,012,067 shares of common stock and 2,654,789 shares of common stock issuable upon conversion of Series B Preferred Stock.
(3) Based on 28,926,824 shares of common stock outstanding as of November 14, 2008.
(4) In addition, 90 days after the Issuance Date, Pegasus Partners IV, L.P. will have the option to vote 251,739 shares of Series C Preferred Stock and shall be entitled to 15 votes per share of Series C Preferred Stock. The holders of Series C Preferred Stock have voting rights and powers equal to the voting rights and powers of the common stock (except as otherwise expressly provided in the Certificate of Designation of Series C Preferred Stock or as required by law), voting together with the common stock as a single class.

CUSIP No.	53224G103

1	NAMES OF REPORTING PERSONS PEGASUS CAPITAL, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		4,718,935 (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		20,666,856 (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,718,935 (1)

WITH	10	SHARED DISPOSITIVE POWER

20,666,856 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

25,385,791 (1)(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

69.9%(3)(4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) Includes 942,857 shares of common stock issuable upon exercise of a warrant issued to Pegasus Partners IV, L.P. on July 25, 2008 and 3,776,078 shares of common stock issuable upon the exercise of warrants acquired by Pegasus Partners IV, L.P. and reported herein. The warrants acquired as reported herein become exercisable on any voluntary or involuntary liquidation, dissolution or winding-up of the Issuer, a Change of Control of the Issuer (as defined in the warrants) or the redemption, repurchase or other acquisition of all of the shares of the Issuer’s Series C Preferred Stock by the Issuer, but in no event before 75 days after the Issuance Date.
(2) Includes 18,012,067 shares of common stock and 2,654,789 shares of common stock issuable upon conversion of Series B Preferred Stock.
(3) Based on 28,926,824 shares of common stock outstanding as of November 14, 2008.
(4) In addition, 90 days after the Issuance Date, Pegasus Partners IV, L.P. will have the option to vote 251,739 shares of Series C Preferred Stock and shall be entitled to 15 votes per share of Series C Preferred Stock. The holders of Series C Preferred Stock have voting rights and powers equal to the voting rights and powers of the common stock (except as otherwise expressly provided in the Certificate of Designation of Series C Preferred Stock or as required by law), voting together with the common stock as a single class.

CUSIP No.	53224G103

1	NAMES OF REPORTING PERSONS CRAIG COGUT

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		4,718,935 (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		20,666,856 (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,718,935 (1)

WITH	10	SHARED DISPOSITIVE POWER

20,666,856 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

25,385,791 (1)(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

69.9%(3)(4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Includes 942,857 shares of common stock issuable upon exercise of a warrant issued to Pegasus Partners IV, L.P. on July 25, 2008 and 3,776,078 shares of common stock issuable upon the exercise of warrants acquired by Pegasus Partners IV, L.P. and reported herein. The warrants acquired as reported herein become exercisable on any voluntary or involuntary liquidation, dissolution or winding-up of the Issuer, a Change of Control of the Issuer (as defined in the warrants) or the redemption, repurchase or other acquisition of all of the shares of the Issuer’s Series C Preferred Stock by the Issuer, but in no event before 75 days after the Issuance Date.
(2) Includes 18,012,067 shares of common stock and 2,654,789 shares of common stock issuable upon conversion of Series B Preferred Stock.
(3) Based on 28,926,824 shares of common stock outstanding as of November 14, 2008.
(4) In addition, 90 days after the Issuance Date, Pegasus Partners IV, L.P. will have the option to vote 251,739 shares of Series C Preferred Stock and shall be entitled to 15 votes per share of Series C Preferred Stock. The holders of Series C Preferred Stock have voting rights and powers equal to the voting rights and powers of the common stock (except as otherwise expressly provided in the Certificate of Designation of Series C Preferred Stock or as required by law), voting together with the common stock as a single class.

CUSIP No.	53224G103

1	NAMES OF REPORTING PERSONS RICHARD KELSON

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		27,476 (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		20,666,856 (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		27,476 (1)

WITH	10	SHARED DISPOSITIVE POWER

20,666,856 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,694,332 (1)(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

65.5% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Includes 27,476 shares of common stock held directly by Mr. Kelson.
(2) Includes 18,012,067 shares of common stock and 2,654,789 shares of common stock issuable upon conversion of Series B Preferred Stock.
(3) Based on 28,926,824 shares of common stock outstanding as of November 14, 2008.

CUSIP No.	53224G103

1	NAMES OF REPORTING PERSONS LED EFFECTS, INC. 26-0299414

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Nevada

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		20,666,856 (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

20,666,856 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,666,856 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

65.4%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
(1) Includes 18,012,067 shares of common stock and 2,654,789 shares of common stock issuable upon conversion of Series B Preferred Stock.
(2) Based on 28,926,824 shares of common stock outstanding as of November 14, 2008.

Amendment No. 4 to Schedule 13D
     This Amendment No. 4 amends and supplements the Schedule 13D (the “Schedule 13D”) filed on behalf of LED Holdings, LLC (“LEDH”), PP IV (AIV) LED, LLC (“PPAIV”), PP IV LED, LLC (“PPLED”), Pegasus Partners IV, L.P. (“PPIV”), Richard Kelson (“Mr. Kelson”) and LED Effects, Inc. (“LED”, together with PPAIV, PPLED, PPIV, Mr. Kelson, Pegasus Investors IV, L.P. (“PIIV”), Pegasus Investors IV GP, L.L.C. (“PIGP”), Pegasus Capital, LLC (“PCLLC”) and Craig Cogut (“Mr. Cogut”), the "LEDH Members”) (LEDH and the LEDH Members also referred to herein as the “Reporting Persons”), with the Securities and Exchange Commission on October 15, 2007, as amended by Amendment No. 1 filed on April 11, 2008, Amendment No. 2 filed on May 1, 2008 and Amendment No. 3 filed on July 30, 2008. Except as specifically provided herein, this Amendment No. 4 does not modify any of the disclosure previously reported in the Schedule 13D and the amendments referenced above. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Schedule 13D, as amended.
Item 3. Source and Amount of Funds or Other Consideration
     On January 7, 2009, PPIV purchased an aggregate amount of 251,739 shares of Series C Preferred Stock and warrants to purchase 3,776,078 shares of Common Stock of the Issuer in privately negotiated transactions for an aggregate price of $3,209,665.18. The source of the funds used by PPIV to purchase the Series C Preferred Stock and warrants is working capital of PPIV.
Item 4. Purpose of Transaction
     On December 29, 2008, the Board of Directors of the Issuer authorized the creation of Series C Preferred Stock, $0.001 par value (the “Series C Preferred Stock”) and authorized the issuance of 219,582 shares of Series C Preferred Stock to Morrison & Foerster, LLP (“MF”) to satisfy payment of MF’s outstanding invoices in the amount of $2,799,665.18 and authorized the issuance of 32,157 shares of Series C Preferred Stock to Haynes and Boone, LLP (“HB”) to satisfy payment of HB’s outstanding invoices in the amount of $410,000. In connection with the issuance of Series C Preferred, MF received a warrant to purchase 3,293,725 shares of Common Stock and HB received a warrant to purchase 482,353 shares of Common Stock (the “Warrants”).
     On January 7, 2009, PPIV and MF entered into a letter agreement (the “Letter Agreement”), pursuant to which PPIV agreed to purchase 219,582 shares of Series C Preferred Stock and a Warrant to purchase 3,293,725 shares of Common Stock from MF. The Letter Agreement is filed as Exhibit 10.1 hereto. The purchase of Series C Preferred Stock and the Warrant from MF was also consummated on January 7, 2009. In addition, on January 7, 2009, PPIV purchased 32,157 shares of Series C Preferred Stock and a Warrant to purchase 482,353 shares of Common Stock from HB. The purchase price paid to MF was $2,799,665.18 and the purchase price paid to HB was $410,000, for an aggregate purchase price of $3,209,665.18.

     The Issuer’s Certificate of Designation of Series C Preferred Stock (the “Certificate of Designation”) fixes the designations, powers, preferences and rights of the shares of Series C Preferred Stock, and the qualifications, limitations or restrictions thereon. Holders of the Series C Preferred Stock have no right to exchange or convert such shares into any other securities. However, each holder of shares of Series C Preferred Stock is entitled to 15 votes per share of Series C Preferred Stock and has the voting rights and powers equal to the voting rights and powers of the Common Stock (except as otherwise expressly provided in the Certificate of Designation or as required by law), voting together with the Common Stock as a single class. Notwithstanding the foregoing, no holder of shares of the Series C Preferred Stock is to vote on any matters until 90 days after the date of issuance (December 31, 2008) of the Series C Preferred Stock. The foregoing description is qualified in its entirety by reference to the Certificate of Designation, which is filed as Exhibit 4.1 hereto.
     The Warrants entitle PPIV to purchase an aggregate 3,776,078 shares of Common Stock. The Warrants may only be exercised after any voluntary or involuntary liquidation, dissolution or winding-up of the Issuer, a Change of Control of the Issuer (as defined in the Warrant) or the redemption, repurchase or other acquisition of all of the shares of the Issuer’s Series C Preferred Stock by the Issuer, but in no event before 75 days after the Issuance Date. The Warrants are initially exercisable at $0.85 per share, subject to certain adjustments described in the Warrants. The foregoing description is qualified in its entirety by reference to the Warrants, which are filed as Exhibits 4.2 and 4.3 hereto.
     PPIV may sell to Govi Rao, the Chief Executive Officer of the Issuer, approximately 11,764 shares of Series C Preferred Stock and assign a portion of one Warrant to authorize Mr. Rao to purchase approximately 176,470 shares of Common Stock in exchange for a note, whereby Mr. Rao will promise to pay PPIV the principal sum of approximately $150,000 plus interest.
     The Reporting Persons continuously assess the Issuer’s business, financial condition, results of operations and prospects, general economic conditions, other developments and additional investment opportunities. Depending on such assessments, the Reporting Persons may acquire additional shares of Common Stock or may determine to purchase, sell or otherwise dispose of all or some of the shares of Common Stock and/or Series B Preferred Stock and/or Series C Preferred Stock of the Issuer or the Warrants exercisable for shares of Common Stock in the open market, in privately negotiated transactions or otherwise. Such actions will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices, the financial condition, results of operations and prospects of the Issuer, alternative investment opportunities, general economic, financial market and industry conditions and other factors that the Reporting Persons may deem material to its investment decision.
     Except as set forth herein, the Reporting Persons do not have present plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer
     Items 7 through 11 and 13 of each of the cover pages of this Amendment No. 4 are incorporated herein by reference. Such information is based upon 28,926,824 shares of Common Stock outstanding as of November 14, 2008 as reported in the Issuer’s Form 10-Q for the period ended September 30, 2008 filed on November 19, 2008.
     The LEDH Members share voting and dispositive power over the shares of Common Stock and Series B Preferred Stock of the Issuer only as members of LEDH and by virtue of such status may be deemed to be the beneficial owner of the shares of Common Stock and Series B Preferred Stock of the Issuer held by LEDH. The LEDH Members disclaim beneficial ownership of the shares of Common Stock and Series B Preferred Stock held by other LEDH Members, except to the extent of any pecuniary interest, and this statement shall not be deemed to be an admission that they are the beneficial owners of such securities.
     The following table lists all transactions in Common Stock effected during the past 60 days, in addition to the transactions described in Item 3, above.

	Date of	Type of	Shares of
Reporting Person	Transaction	Transaction	Common Stock	Price Per Share
Pegasus Capital Advisors IV, L.P.	11/7/08	Acquisition (pursuant to Rule 16b-3(d))	8,439	$2.37
Pegasus Capital Advisors IV, L.P.	11/7/08	Disposition (bona fide gift)	4,220	$0
Pegasus Capital Advisors IV, L.P.	11/7/08	Disposition (bona fide gift)	4,219	$0
Richard B. Kelson	11/7/08	Acquisition (pursuant to Rule 16b-3(d))	8,439	$2.37
Richard B. Kelson	11/7/08	Acquisition (bona fide gift)	4,220	$0
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities
     The disclosure regarding the purchase of Series C Preferred Stock and Warrants in Item 4 is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit	Description

4.1	Certificate of Designation of Series C Preferred Stock of Lighting Science Group Corporation (incorporated by reference to Exhibit 4.1 to Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 7, 2009).

4.2	Warrant to Purchase Common Stock, dated December 31, 2008, by and between Morrison & Foerster LLP and Lighting Science Group Corporation (incorporated by reference to Exhibit 4.2 to Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 7, 2009).

4.3	Warrant to Purchase Common Stock, dated December 31, 2008, by and between Haynes and Boone, LLP and Lighting Science Group Corporation (incorporated by reference to Exhibit 4.3 to Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 7, 2009).

10.1	Letter Agreement, dated January 7, 2009, by and between Pegasus Partners IV, L.P. and Morrison & Foerster LLP.

99.1	Agreement Regarding the Joint Filing of Schedule 13D by and among the Reporting Persons.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: January 9, 2009

LED HOLDINGS, LLC

By:	/s/ Govi Rao
Name: Govi Rao
Title: President/CEO

PP IV (AIV) LED, LLC

By:	Pegasus Partners IV (AIV), L.P.,
its sole member

By:	Pegasus Investors IV, L.P.,
its general partner

By:	Pegasus Investors IV GP, L.L.C.,
general partner

By:	/s/ Richard Weinberg
Name: Richard Weinberg
Title: Vice President

PP IV LED, LLC

By:	Pegasus Partners, IV, L.P.,
its sole member

By:	Pegasus Investors IV, L.P.,
its general partner

By:	Pegasus Investors IV GP, L.L.C.,
its general partner

By:	/s/ Richard Weinberg
Name: Richard Weinberg
Title: Vice President

PEGASUS PARTNERS IV, L.P.

By:	Pegasus Investors IV, LP
its general partner

By:	Pegasus Investors IV GP, L.L.C.,
its general partner

By:	/s/ Richard Weinberg
Name: Richard Weinberg
Title: Vice President

PEGASUS INVESTORS IV, L.P.

By:	Pegasus Investors IV GP, L.L.C.,
its general partner

By:	/s/ Richard Weinberg
Name: Richard Weinberg
Title: Vice President

PEGASUS INVESTORS IV GP, L.L.C.

By:	/s/ Richard Weinberg
Name: Richard Weinberg
Title: Vice President

PEGASUS CAPITAL, LLC

By:	/s/ Craig Cogut
Name: Craig Cogut
Title: President & Managing Member

/s/ Craig Cogut
CRAIG COGUT

/s/ Richard Kelson
RICHARD KELSON

LED EFFECTS, INC.

By:	/s/ Kevin Furry
Name: Kevin Furry
Title: President